August 25, 2011 By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Charles Lee

Re:	Demandware, Inc.
Registration Statement on Form S-1 (File No. 333-175595)
Filed July 15, 2011

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-175595) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011. We have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the SEC set forth in the letter, dated August 11, 2011, from James Allegretto of the Staff to Thomas D. Ebling, President and Chief Executive Officer of the Company (the “Letter”).

We have set forth below in italics each of the Staff’s comments included in the Letter and have keyed the Company’s responses to the numbering of the comments in the Letter and the headings used in the Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

General

1.	Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure, including disclosure of the price range pursuant to Instruction 1(A) of Item 501(b)(3) of Regulation S-K, prior to any distribution of preliminary prospectuses.

Response:	The Company acknowledges the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

2.	Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

Response:	The Company acknowledges the Staff’s comment.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

Response:	The Company acknowledges the Staff’s comment.

4.	Please update the disclosure noted below to be as of the latest practicable date, instead of the latest financial statement date.

•	The information presented in “Principal Stockholders.” See Item 403 of Regulation S-K.

•	The number of holders of your common stock, as disclosed in “Description of Capital Stock – Common Stock.” See Item 201(b)(1) of Regulation S-K.

Response:	The Company has revised pages 113, 114 and 115 of the Registration Statement in response to the Staff’s comment.

Inside Front Cover Page of Prospectus

5.	Please move the paragraph regarding dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Response:	The Company has revised the outside back cover of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 1

Demandware, Inc., page 1

6.

Please balance the disclosure in this subsection by disclosing your net income (loss) for the periods for which you disclose your revenue in “—Overview” and by describing your most material risk factors in “—Risks That We Face.” Please also disclose in this subsection the number of shares of your common stock, and the percentage of your common stock represented by such number, that will be beneficially owned by your

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

directors and executive officers and their respective affiliates upon the completion of the offering contemplated by the registration statement.

Response:	The Company has revised pages 1, 4, 5 and 68 of the Registration Statement in response to the Staff’s comment.

The Demandware Solution, page 3

7.	We note subheading “Ease of Deployment and Reduced Time to Market” in the third bullet point. We also note the disclosure in the risk factor on page 10 that four to six months are typically required to implement and launch an e-commerce site for a new customer and your acknowledgement of a “lengthy…implementation cycle.” Please revise the subheading and the disclosure in the third bullet to address the “lengthy… implementation cycle” that you describe in the above referenced risk factor. Please also make a corresponding revision in “Business.”

Response:	The Company has revised pages 3 and 71 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 8

Risks Related to This Offering and Ownership of Our Common Stock, page 23

Insiders will continue to have substantial control over us after this offering. . ., page 25

8.	Please tell us whether your directors and executive officers and their respective affiliates will hold more than 50% of your voting power after the offering contemplated by the registration statement. If they will, then please revise the risk factor to discuss the risks associated with your potential ability to rely on the controlled company exemption provided by Section 303A of the New York Stock Exchange’s Listed Company Manual. Please discuss this risk regardless of whether your directors and executive officers and their respective affiliates intend to act as a group as of the date of the prospectus, as the disclosure should describe the risks associated with their potential election to act as a group and to avail you to the controlled company exemption.

Response:	The Company has revised page 27 of the Registration Statement in response to the Staff’s comment.

Industry and Other Data, page 29

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

9.	Please delete the statements noted below, as such statements improperly imply to readers that you are not responsible for the accuracy of the information that you have elected to include in the prospectus.

•	“they do not guarantee the accuracy or completeness of such information” in the first paragraph.

•	“we have not independently verified them” in the first paragraph.

•	“neither such research nor these definitions have been verified by any independent source” in the fourth paragraph.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 30 of the prospectus.

10.	Readers are entitled to rely on information that you have elected to include in the prospectus. Accordingly, please delete the third paragraph.

Response:	The Company has revised page 30 of the Registration Statement in response to the Staff’s comment.

11.	We note the statement in the fourth paragraph, first sentence that “[f]orecasts and projections are particularly likely to be inaccurate.” Please revise such statement to remove the implication that information you have elected to include in the prospectus is inaccurate as of the date of the prospectus. If you were intending to state that forecasts and projections are subject to certain risks, then please clearly state such intention and include a cross-reference to a discussion of such risks in “Risk Factors.”

Response:	The Company has revised page 30 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 30

12.	We note the disclosure in the risk factor on page 26 that you expect to use the net proceeds from the offering contemplated by the registration statement for repayment of existing debt. However, such use is not included in the second paragraph. Please reconcile. If applicable, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Response:	The Company has revised page 27 of the Registration Statement in response to the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

13.	Please clarify whether you have a current specific plan for the proceeds. If not, clearly so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Response:	The Company has revised page 31 of the Registration Statement in response to the Staff’s comment.

Dividends, page 30

14.	We note the disclosure in the risk factor on page 26 that your ability to pay cash dividends is currently limited by the terms of your credit facility. Please describe briefly such restrictions in this section or include a cross-reference in this section to the specific discussion of such restrictions elsewhere in the prospectus. See Item 201(c)(1) of Regulation S-K.

Response:	The Company has revised page 27 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

15.	Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations or that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, we note your disclosure in “Risk Factors” on page 9 that the market for on-demand software solutions is still evolving, and as a result, you may be forced to reduce prices. Please discuss any known trends regarding price movements or other factors that you reasonably expect will have a material impact on your profits. See Item 303(a)(l)-(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, Section III.B of Release No. 33-6835 (May 18, 1989), Section II.A.1 of Release No. 33-8056 (January 22, 2002) and Section III.B of Release No. 33-8350 (December 19, 2003).

Response:	The Company supplementally advises the Staff that it believes it has disclosed any known trends as required by Item 303(a) of Regulation S-K. While there is a risk that it may be required in the future to lower prices, and this disclosure to that effect has been made in “Risk Factors,” the Company has not seen the trend regarding price movements.

Critical Accounting Policies, page 41

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 43

16.	Please tell us the names and prices of publicly traded securities of comparable companies used in each of your valuation analyses for stock option grants during fiscal 2010 and subsequent issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options. In addition, confirm if the same set of comparables was used for establishing market multiples, volatility, and your discount rates.

Response:	The Company supplementally advises the Staff that the names and the stock prices of publicly traded securities of comparable companies used in the April 30, 2009 independent valuation report, which the Company used in its analysis of the valuation of common stock for stock option grants on February 11, 2010, were as follows: Art Technology Group, $3.14 (Nasdaq: ARTG); Imergent, Inc., $6.86 (AMEX: IIG); Digital River, Inc., $38.42 (Nasdaq: DRIV); Web.com Group, Inc., $4.16 (Nasdaq: WWWW); Internet Brands, Inc., $6.13 (Nasdaq: INET); and GSI Commerce, Inc. $14.21 (Nasdaq: GSIC).

The names and the stock prices of publicly traded securities of comparable companies used in the March 31, 2010 independent valuation report, which the Company used in its analysis of the valuation of common stock for stock option grants on June 3, 2010 and July 29, 2010, were as follows: ARTG, $4.41; IIG, $6.73; DRIV, $30.30; WWWW, $5.45; INET, $9.22; GSIC $27.72; Ultimate Software Group, Inc., $32.95 (Nasdaq: ULTI); Rightnow Technologies, Inc., $17.86 (Nasdaq: RNOW); Athenahealth, Inc., $36.56 (Nasdaq: ATHN); and NetSuite, Inc., $14.54 (NYSE; N).

The names and the stock prices of publicly traded securities of comparable companies used in the September 30, 2010 independent valuation report, which the Company used in its analysis of the valuation of common stock for stock option grants on December 9, 2010, were as follows: ARTG, $4.11; IIG, $4.94; DRIV, $34.04; WWWW, $5.49; INET, $13.28; GSIC, $24.70; ULTI, $38.64; RNOW, $19.70; ATHN, $33.02; and N, $23.57.

The names and the stock prices of publicly traded securities of comparable companies used in the January 1, 2011 independent valuation report,

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

which the Company used in its analysis of the valuation of common stock for stock option grants on February 21, 2011, were as follows: IIG, $4.50; DRIV, $34.42; WWWW, $8.45; GSIC, $23.23; ULTI, $48.63; RNOW, $23.67; ATHN, $40.98; and N, $25.00.

The names and the stock prices of publicly traded securities of comparable companies used in the March 15, 2011 independent valuation report, which the Company used in its analysis of the valuation of common stock for stock option grants on April 4, 2011 and April 15, 2011, were as follows: IIG, $6.36; DRIV, $34.41; WWWW, $12.43; GSIC, $18.67; ULTI, $53.44; RNOW, $30.68; ATHN, $42.71; N, $27.79; and Syncronoss Technologies, Inc., $31.57 (Nasdaq: SNCR).

For each valuation, the same set of benchmarked companies that deliver e-commerce applications and solutions was used to establish market multiples, volatility and the Company’s discount rate. Beginning with the March 31, 2010 report, the Company added four additional benchmarked securities to its analysis in order to include additional companies that primarily deliver software using the SaaS business model similar to the Company’s. Also, beginning with the January 1, 2011 report, the Company removed ARTG and INET because those companies were acquired and were no longer publicly traded. Because these two securities were removed, the Company added one additional company to its benchmarked companies.

In addition, for each valuation report the Company collected trading statistics for its benchmarked companies, and used the revenue multiple, which is the statistic the Company believes investors will focus on in determining the valuation of the Company, as the basis for its valuation. Based on the facts and circumstances applied to the Company’s business at the particular valuation date, the Company applied a multiple utilizing the mean, median and/or first quartile revenue multiples for its benchmarked companies against its forecasted same-period revenues. The resulting multiples were 1.5x, 2.2x, 2.3x, 2.4x and 3.9x for the valuations as of April 30, 2009, March 31, 2010, September 30, 2010, January 1, 2011 and March 15, 2011, respectively.

17.

We note that in order to determine the fair value of your common stock, you considered valuations of your common stock utilizing the market-based approach (comparable company) and the income approach (discounted cash flow). Please tell us how you

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

weighted each approach used in your valuation (i.e., discounted cash flow and comparable company). Please tell us what factors you considered in determining these weighting and explain how you determined such weightings were appropriate. Please revise this section, as appropriate.

Response:	The Company has revised page 46 of the Registration Statement to disclose the weight allocated between the market-based approach and the income approach and the factors the Company considered in weighting the allocation.

18.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response:	The Company acknowledges the Staff’s comment and will disclose the information requested by the Staff, if applicable, after the estimated offering price is determined.

19.	Please continue to provide us with updates for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Response:	The Company acknowledges the Staff’s comment. The Company supplementally advises the Staff that there have been no equity-related transactions by the Company since the initial filing of the Registration Statement through the date of this letter.

Liquidity and Capital Resources, page 59

20.	Please discuss your external sources of liquidity, including your loan agreement. See Item 303(a)(1) of Regulation S-K.

Response:	The Company has revised page 62 of the Registration Statement in response to the Staff’s comment.

21.

We note that in some instances your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

in working capital items that affect operating cash flows. Please revise to disclose the underlying reasons for material changes where you have not already done so in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. See Section IV.B.1 of Release No. 33-8350 (December 19, 2003).

Response:	The Company has revised page 63 of the Registration Statement in response to the Staff’s comment.

Business, page 64

22.	Please include a cross-reference to note 2 to consolidated financial statements, which includes the disclosure required by Item 101(d) of Regulation S-K. See Item 101(d)(2) of Regulation S-K.

Response:	The Company has revised page 67 of the Registration Statement in response to the Staff’s comment.

23.	We note that a significant percentage of your revenues are generated from software-as-a- service e-commerce solutions. Please tell us if you considered providing the disclosures in Item 101(c)(1)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

Response:	The Company respectfully advises the Staff that it does not currently track backlog as an operating metric. Moreover, since the amount of committed subscription amounts at any time varies as a result of, among other things, the remaining terms of outstanding contracts and the timing of contract renewals, and since the Company’s total future revenue depends also on overage fees that would not be included in backlog, contract backlog is not a meaningful indicator of future revenues. Accordingly, the Company believes that such information is not “material to an understanding of the registrant’s business taken as a whole” pursuant to Item 101(c) of Regulation S-K and thus has not presented such information in the Registration Statement.

Intellectual Property and Proprietary Rights, page 77

24.	Please disclose the duration of your material intellectual property rights. See Item 101(c)(1)(iv) of Regulation S-K.

Response:	The Company supplementally advises the Staff that it does not have any issued patents. The Company has revised page 80 of the Registration Statement to disclose that it has two pending U.S. patent applications.

Legal Proceedings, page 78

25.

We note your disclosure that you are subject to various legal proceedings and claims that have arisen or may arise in the ordinary course of business and that you believe that the final disposition of such matters will not have a material effect on your business, financial position or results of operations. Please confirm if you have any material pending legal proceedings. If so, revise to disclose them pursuant to Item 103 of

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Regulation S-K and ensure your commitments and contingencies footnote disclosure is compliant with ASC 450.

Response:	The Company supplementally advises the Staff that it believes that the final disposition of pending legal proceedings will not have a material effect on the Company’s business or financial statements.

26.	Additionally, it is unclear whether you omitted the consolidated statements of stockholders’ deficit and other comprehensive (loss) income and cash flows for a particular reason. Please revise this language provide information in the context of that which is material to your financial statements, rather than any variation thereof.

Response:	The Company has revised page 81 of the Registration Statement in response to the Staff’s comment.

Management page 79

27.	We note the disclosure in the risk factor on page 22 that you are highly dependent upon key technical and sales personnel. Please provide the disclosure required by required by Item 401 of Regulation S-K with respect to such persons. See Item 401(c) of Regulation S-K.

Response:	The Company has revised page 23 of the Registration Statement in response to the Staff’s comment.

Composition of the Board of Directors, page 81

28.	Please tell us whether any party to the voting and stock restriction agreement has the right to designate directors pursuant to such agreement. If such right exists, then please disclose such party and the directors designated by such party. See Item 401(a) of Regulation S-K.

Response:	The Company has revised page 84 of the Registration Statement in response to the Staff’s comment.

Executive Compensation, page 85

Compensation Discussion and Analysis, page 85

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

29.	We note that you have identified Mr. Pearce as a named executive officer for 2010. Please revise this subsection to include a discussion of the amounts paid to Mr. Pearce for 2010.

Response:	The Company has revised pages 90, 91 and 93 of the Registration Statement in response to the Staff’s comment.

Defining Compensation, page 86

30.	Your disclosure indicates that you have engaged in benchmarking of total or material elements of compensation. Please identify the benchmarks and the component companies in your revised prospectus. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	The Company has revised page 89 of the Registration Statement in response to the Staff’s comment.

Base Salary, page 87

31.	We note that the base salaries for Messrs. Ebling, Dussault and Barnett for 2010 are equal to the amounts set forth in their employment agreements. Please disclose how each of the factors cited in the third full paragraph on page 87 led to your board’s conclusion to maintain each such named executive officer’s base salary in 2010 at the level specified in his employment agreement. Please also clarify whether Mr. Whitcomb’s base salary in 2010 increased from his base salary in 2009, and if it did, then please also disclose how such factors led to your board’s conclusion to increase Mr. Whitcomb’s salary. Additionally, please explain how the factors of “functional role,” “position” and “seniority” are different from each other. See Item 402(b)(1)(v) of Regulation S-K.

Response:	The Company has revised page 90 of the Registration Statement in response to the Staff’s comment.

32.	Please disclose the relative weight that each of the three factors cited in the fourth full paragraph on page 87 contributed to your board’s decision to increase the base salaries of Messrs. Dussault, Barnett and Whitcomb for 2011. Please also disclose the specific aspects of such individuals’ overall performance and the specific metrics by which you measured your growth that contributed to your board’s decision. See Item 402(b)(2)(ix) of Regulation S-K.

Response:	The Company has revised page 90 of the Registration Statement in response to the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Incentive Compensation Plan, page 88

2010 Incentive Compensation Plan, page 88

33.	Please disclose that the 2010 target bonus amounts for Messrs. Ebling, Dussault and Whitcomb are based on the amounts set forth in their employment agreements. Please disclose the factors that your board considered in establishing such amounts. See Item 402(b)(1)(v) of Regulation S-K.

Response:	The Company has revised page 91 of the Registration Statement in response to the Staff’s comment.

34.	We note that Mr. Barnett is entitled to receive $125,000 in annual incentive bonuses pursuant to his employment agreement. We also note that Mr. Barnett’s 2010 target bonus amount and target commission, in the aggregate, equals $125,000. Please disclose your compensation committee’s considerations for deciding that 20% of Mr. Barnett’s annual incentive bonus would be achievable through the 2010 incentive compensation plan and that 80% of Mr. Barnett’s annual incentive bonus would be achievable through the 2010 Sales Commission Plan. Please also disclose the factors that your board considered in agreeing to pay Mr. Barnett $125,000 in annual incentive bonuses. See Item 402(b)(1)(v) and (vi) of Regulation S-K.

Response:	The Company has revised page 93 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that Mr. Barnett was eligible to receive $125,000 in annual incentive bonuses for 2010, and the Company paid Mr. Barnett an aggregate of $94,450 for 2010 under the Company’s 2010 incentive compensation plan and 2010 sales commission plan, as disclosed in the Summary Compensation table on page 97.

35.	Please disclose why Thomas D. Ebling’s 2010 target bonus amount, as a percentage of base salary, is significantly higher than that of your other named executive officers. See Section II.B.1 of Release No. 33-8732A (August 29, 2006).

Response:	The Company has revised page 91 of the Registration Statement in response to the Staff’s comment.

36.	Please disclose the threshold amount for each performance metric.

Response:	The Company has revised page 92 of the Registration Statement in response to the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

37.	Please disclose the extent to which Messrs. Dussault, Barnett and Whitcomb achieved each of his individual objectives and how such achievements, in the aggregate, resulted in your board’s determination of that Messrs. Dussault, Barnett and Whitcomb achieved 98.3%, 85.0% and 92.0%, respectively, of his individual objectives for 2010. Please also disclose the factors considered by your compensation committee when performing its subjective evaluation of Mr. Ebling’s performance during 2010. See Item 402(b)(2)(vii) of Regulation S-K.

Response:	The Company has revised page 92 of the Registration Statement in response to the Staff’s comment.

2011 Incentive Compensation Plan, page 90

38.	Please disclose the factors that your compensation committee and your board considered in increasing the maximum bonus payout from 20% in 2010 to 50% in 2011 and in increasing the target bonus, as a percentage of base salary, for each of Messrs. Barnett and Whitcomb. See Item 402(b)(ix) of Regulation S-K.

Response:	The Company has revised page 94 of the Registration Statement in response to the Staff’s comment.

Long Term Equity Incentive Compensation, page 91

39.	Please disclose which of the factors discussed in the third paragraph on page 91 your board considered in setting the size of the option grants to Messrs. Ebling, Dussault and Whitcomb in 2010 and to Messrs. Barnett and Whitcomb on February 21, 2011. Please include in such disclosure how each such factor contributed to the size of the grants. See Item 402(b)(1)(v) of Regulation S-K.

Response:	The Company has revised page 96 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that the stock option granted to Mr. Ebling in 2010 was negotiated by Mr. Ebling and the Company’s board of directors as part of Mr. Ebling’s agreement to join the Company as president and chief executive officer in February 2010.

Summary Compensation, page 94

40.	Please include in footnote (1) a cross-reference to note 9 to consolidated financial statements, which discloses the assumptions made in the valuation of the option awards. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Response:	The Company has revised page 97 of the Registration Statement in response to the Staff’s comment.

Grants of Plan-Based Awards in 2010, page 95

41.	Please disclose the threshold amount payable to each of your named executive officers under your non-equity incentive plan. See Item 402(d)(2)(iii) of Regulation S-K.

Response:	The Company has revised page 98 of the Registration Statement in response to the Staff’s comment.

42.	Please revise the target and maximum payouts under your non-equity incentive plan for Jeffrey G. Barnett to match the amounts disclosed in “—Compensation Discussion and Analysis—Incentive Compensation Plan—2010 Incentive Compensation Plan.”

Response:	The Company supplementally advises the Staff that the target payout for Mr. Barnett for 2010 of $125,000, disclosed in the Grants of Plan-Based Awards table on page 98 of the Registration Statement, consists of Mr. Barnett’s 2010 Target Bonus Amount under the 2010 incentive compensation plan of $25,000, disclosed on page 93, and Mr. Barnett’s target commission under the 2010 sales commission plan of $100,000, disclosed on page 93. Similarly, Mr. Barnett’s maximum payment for 2010 of $130,000, disclosed in the Grants of Plan-Based Awards table, reflects the 20% increase in payout over the target bonus under the 2010 incentive compensation plan for which Mr. Barnett was eligible, as disclosed on page 91.

Outstanding Equity Awards at Fiscal Year-End, page 95

43.	The years in the column “Vesting Commencement Date” do not match the disclosure on page 92. Please revise. Please also tell us how the option granted to Thomas D. Ebling on February 11, 2010, with an initial 25% vesting on December 31, 2010, is reflected in the table.

Response:

The Company has revised pages 95 and 96 of the Registration Statement in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the disclosure on pages 95 and 96 describes the date on which 25% of the shares underlying the options of Messrs. Ebling, Dussault, Barnett and Whitcomb vest, which date is the first anniversary of the vesting commencement date. The vesting

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

commencement dates of the options of these executive officers listed on the Outstanding Equity Awards table on page 99 are therefore one year earlier than the vesting dates disclosed on pages 95 and 96.

With respect to Mr. Ebling’s option grants, the Company supplementally advises the Staff that on February 11, 2010 the Company granted Mr. Ebling two options to purchase an aggregate of 4,339,022 shares of common stock, which options are reflected in the Outstanding Equity Awards table on page 99.

Change in Control and Severance Benefits, Employment Agreements, page 96

44.	Please provide the disclosure required by Instruction to 4 to Item 402(j) of Regulation S-K with respect to Mr. Pearce.

Response:	The Company has revised page 103 of the Registration Statement in response to the Staff’s comment.

Director Compensation, page 103

45.	Please provide the disclosure in this section in the tabular format specified by Item 402(k) of Regulation S-K.

Response:	The Company has revised page 108 of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Person Transactions, page 105

Stockholder Agreements, page 106

46.	Please disclose the identity of your greater than 5% shareholders, directors and executive officers who are parties to each of the third amended and restated investor rights agreement and the third amended and restated voting and stock restriction agreement. See Item 404(a)(1) of Regulation S-K.

Response:	The Company has revised page 110 of the Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 109

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

47.	Please disclose in footnote (2) the natural person(s) who have sole or shared voting or dispositive power for General Catalyst Partners.

Response:	The Company has revised page 114 of the Registration Statement in response to the Staff’s comment.

Description of Capital Stock, page 111 General, page 111

48.	We note the statement that the disclosure in this section is qualified by reference to your amended and restated certificate of incorporation and your amended and restated by-laws. Please remove such statement and disclose in this section all information required by Item 202 of Regulation S-K.

Response:	The Company has revised page 115 of the Registration Statement in response to the Staff’s comment.

Common Stock, page 111

49.	Counsel must opine on whether shares of your common stock are validly issued, fully paid and nonassessable. Please revise the third paragraph, third sentence to clarify that the statement in such sentence represents the opinion of your counsel.

Response:	The Company has revised page 115 of the Registration Statement in response to the Staff’s comment.

Anti-Takeover Provisions, page 112

50.	Please reconcile the disclosure in this subsection with respect to the anti-takeover provisions in your charter and by-laws with the disclosure in the risk factor on page 27.

Response:	The Company has revised page 28 of the Registration Statement in response to the Staff’s comment.

Underwriting, page 122

51.	We note the statement in the fourth paragraph that the table following such paragraph shows the public offering price and the proceeds before expenses to you. However, it does not appear that the table will present such information. Please revise.

Response:	The Company has revised page 126 of the Registration Statement in response to the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Where You Can Find More Information, page 126

52.	Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Securities Act Rule 41 1(a) permits this type of qualification only where contemplated by the form.

Response:	The Company has revised page 130 of the Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

53.	We note your disclosure on page 36 that customers commit to a minimum level of gross revenue to be processed on your platform, from which a minimum monthly, quarterly or annual, non-refundable subscription fee is derived. Please tell us how the invoice schedule for these arrangements compares to the revenue recognition schedule. In this regard, please tell us whether you recognize revenue in excess of the amount you have the right to invoice. Please also tell us whether fees are refundable if you fail to perform your obligation to deliver the on-demand software. Additionally, for contracts with monthly or quarterly billings, please tell us if the amounts billed per month/quarter are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. Please revise your disclosure as appropriate.

Response:	The Company supplementally advises the Staff that it typically invoices its customers’ monthly or quarterly minimums in advance in accordance with their contracts. Overage fees are invoiced at the end of the month or quarter where applicable. The revenue with these types of contracts is recognized ratably over the period billed and is equal to the invoice total during the subscription period.

Additionally, some customers have annual subscription commitments whereby they are either invoiced annually in advance or in 12 ratable, monthly installments. In both examples, revenue is recognized ratably over the twelve months of the subscription year. Overage fees can be invoiced during the first month in which the annual minimum is met and surpassed.

Finally, in certain limited situations, customers may agree to a monthly minimum fee that is less in the aggregate than their annual committed

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

subscription. In that situation, revenue is recognized ratably over the 12 months of the subscription year. Overage fees can be invoiced during the first month in which the annual minimum is met and surpassed. Though the Company’s revenue recognition schedule will differ from the customer’s billing schedule, the Company will not recognize revenue in excess of the amount it has a right to invoice within an annual subscription year.

Generally, for contracts with monthly and quarterly billings, the amount billed per month/quarter is the same in an annual subscription year. In very limited circumstances, quarterly billings may differ within a subscription year. However, although the Company’s revenue recognition schedule will differ from the customer’s billing schedule in this circumstance, it will not recognize revenue in excess of the amount the Company has a right to invoice within an annual subscription year.

Each agreement contains a service level guarantee measured by the availability of the Company’s on-demand software in a given month. If the Company fails to meet the service level guarantee, its customers will receive a service credit against their invoice that will vary depending upon the on-demand software’s availability during the month. If the Company fails to meet the service level guarantee, its customers will receive a service credit of between 5% and 35% of their fee for the period, depending on the availability of the Company’s on-demand software during the period. Since the Company measures and monitors the availability of its on-demand software, it can calculate the service credits in any period. To date, service credits have not been material.

The Company has revised the S-1 to indicate explicitly that it does not recognize revenue in excess of the amount it has a right to invoice within an annual subscription year. Please see pages 43 and F-11 of the Registration Statement.

54.	In addition, please tell us how you determined that ratable recognition of the minimum fee was appropriate based on your pattern of performance.

Response:	The Company supplementally advises the Staff that it believes that ratable recognition of the minimum fee is appropriate because the Company’s on-going performance obligation is to provide continuous, 24/7 access to its platform to its customers. The performance of this obligation occurs

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

ratably over the contract period and, in accordance with SAB 104, and absent another more appropriate pattern of recognition, ratable recognition of revenue is deemed appropriate.

55.	From the disclosures on page F-12, we note that the service arrangements entered into prior to the customer’s initial use of your on-demand e-commerce solutions are similar to the service arrangements entered subsequent to the customer’s initial use. In this regard, both service arrangements are for integration, application configuration, and training. However, you disclose that the latter type of service arrangements are not necessary for the customer to access and use your on-demand e-commerce solutions, and as a result, concluded that such fees have stand-alone value. Please tell us more about how you concluded that the latter arrangements have stand-alone value. More specifically, please explain how third-party service providers, distributors or your customers can perform these services without your involvement after the customer launches its initial e- commerce site but not prior to launch.

Response:

The Company supplementally advises the Staff that it has concluded that service arrangements, consisting of integration, application configuration and training, entered into prior to the Company’s customer’s use of its on-demand e-commerce platform do not have stand-alone value because such services are required by the customer to be performed before it can begin using the platform in its intended form and are therefore optional purchases. The Company has concluded that service arrangements, consisting of integration, application configuration and training, entered into after a customer launches its initial site(s) do have stand-alone value because such services are performed after a customer is already utilizing the Company’s on-demand e-commerce platform to operate its sites, and therefore these services are not required for the customer to operate on the Company’s platform. Integration services, application configuration services and training services can be performed by third-party service providers, distributors, or the Company’s customers regardless of whether the arrangements are performed prior to a customer’s use of the Company’s on-demand e-commerce platform or after a customer has launched a site. Although distributors and third-party service providers have in the past performed, and continue to perform, these services for the Company’s customers prior to their launch on the Company’s platform, the Company does not have significant history of customers working with third-party service providers or performing these services themselves prior to their launch on the Company’s platform. However, subsequent to a customer’s launch, the Company has significant experience with its

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

customer’s own performance of these services and/or working with distributors and third-party providers. The Company has revised its disclosure to clarify that such services can be performed by third-party service providers, distributors or its customers either before or after a customer launches a site. Please see pages 43, 44, F-12 and F-13 of the Registration Statement.

56.	You disclose that upon adoption of ASU 2009-13, your estimate of selling prices (“ESP”) used to allocate revenue to multiple elements is based on “other vendors’ products and pricing.” Please describe your analysis in further detail, including a discussion of trends, inputs, techniques or assumptions that are incorporated into your analysis. In this regard, please describe how the following items impacted your analysis: your available data points considered (e.g., cost structure, profit margins, limited stand and/or variable stand alone sales data, contractual stated prices, published price list, etc.), adjustments made for market conditions, company-specific pricing strategies and practices/market share/position, stratification by customer type/deal size/volume/geography, weighting of information considered, and any other material factors. In addition, please tell us how you believe your disclosure complies with the requirements of ASC 605-25-50-2-e, as your current disclosures appear to be somewhat vague.

Response:	The Company has revised pages 43, 44, F-12 and F-13 of the Registration Statement in response to the Staff’s comment.

Net (Loss) Income Per Share Attributable to Common Stockholders, page F-13

57.	Revise to disclose if you consider your redeemable convertible preferred stock to be a participating security and if the preferred shareholders have contractual obligations to share in the losses of the Company (ASC 260-10-45-67 and 68).

Response:	The Company has revised page F-13 of the Registration Statement in response to the Staff’s comment.

Note 5. Debt page F-17

Equipment Notes Payable, page F-18

58.	We note from the disclosure that there are financial covenants associated with the loan. Please tell us and revise your filing to explain whether you are in compliance with these covenants as of March 31, 2011.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

August 25, 2011

Response:	The Company has revised page 62 of the Registration Statement in response to the Staff’s comment.

59.	We also note that you extinguished $4.8 million in demand notes payable to stockholders. Please tell us how you accounted for this extinguishment, including the accounting literature you considered. In this regard, it appears that the gain or loss, if any, may have been recorded to additional paid in capital based on your disclosures. If true, tell us if this was due to the extinguishment transaction being between related parties pursuant to ASC 470-50-40-2.

Response:	The extinguishment of the $4.8 million in demand notes payable to stockholders was a transaction between related parties and was recorded pursuant to ASC 470-50-40-2. The net carrying amount of the extinguished debt, principal plus accrued interest, was converted to the Company’s Series D Redeemable Convertible Preferred Stock at its fair value issuance per share price of $1.299 and therefore, no gain or loss was recorded on the transaction.

*     *     *

If you require additional information, please contact me at the telephone number indicated on the first page of this letter, or Clark Petschek of this firm at (617) 526-6443.

Sincerely,

/s/ Mark G. Borden

Mark G. Borden

MGB:smd

cc:	Thomas D. Ebling, Demandware, Inc.